NexxTech Inc.

279 Bayview Drive

Barrie, Ontario L4M 4W5

May 19, 2004

Mr. H. Christopher Owings	VIA EDGAR AND FEDERAL EXPRESS
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	NexxTech Inc.

Form S-4 filed February 27, 2004

File No. 333-113155

Dear Mr. Owings:

Pursuant to Rule 477 under the Securities Act of 1933, NexxTech Inc. (“NexxTech”) hereby requests a withdrawal of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Registration Statement related to a proposed reorganization involving NexxTech and its parent company, InterTAN, Inc. (“InterTAN”). On March 30, 2004, InterTAN entered into an Acquisition Agreement and Agreement and Plan of Merger with Circuit City Stores, Inc. and Winston Acquisition Corp. pursuant to which Winston Acquisition Corp. made a tender offer for all the outstanding common stock of InterTAN. The tender offer expired on May 11, with Winston Acquisition Corp. acquiring approximately 95% of the outstanding common stock of InterTAN. A short-form merger of Winston Acquisition Corp. with and into InterTAN is anticipated to occur on May 19, 2004.

As a result of the successful completion of the tender offer and anticipated merger, the proposed reorganization of NexxTech and InterTAN is no longer contemplated, and NexxTech has determined that it is in its best interest to withdraw the Registration Statement at this time. No securities of NexxTech were sold in connection with the offering contemplated by the Registration Statement.

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

May 19, 2004

Please direct any questions or additional comments regarding this withdrawal request to Fred W. Fulton of Thompson & Knight L.L.P. at (214) 969-2590.

Respectfully submitted,

/s/ JEFFREY A. LOSCH

Jeffrey A. Losch, Senior Vice President, Secretary and General Counsel

Courtesy Copy To:

Scott Anderegg

cc:	Fred W. Fulton